FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of December , 2003
                 ----------------

Commission File Number     0-29382
                       ------------

                          Minefinders Corporation Ltd.
                    ----------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
   --------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F    Form 40-F  X
                                                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    AMENDED
                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                                 (Expressed in Canadian Dollars)


                                                                       September 30, 2003         December 31, 2002
                                                                -------------------------- -------------------------
Assets                                                                        (Unaudited)                 (Audited)

Current
       Cash                                                                   $ 1,413,750               $ 2,231,785
       Short-term investments  (Note 4)                                        18,582,713                 7,140,489
       Receivables                                                                955,615                   535,752
       Prepaid expenses                                                            66,233                   128,749
                                                                -------------------------- -------------------------
                                                                               21,018,311                10,036,775
Mineral properties and
       deferred exploration costs  (Note 5 )                                   43,318,273                35,731,966

Capital assets  (Note 6)                                                          191,023                   130,876
                                                                -------------------------- -------------------------

                                                                             $ 64,527,607              $ 45,899,617

Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                              $ 991,839                   $  896,188
                                                                  --------------------- ----------------------------

Shareholders' equity

       Capital stock (Note 7)                                              75,492,225                    56,792,773
       Contributed surplus (Note 9)                                         4,636,750                     2,258,100
       Deficit accumulated in the exploration stage                       (16,593,207)                 (14,047,444)

                                                                  --------------------- ----------------------------
                                                                           63,535,768                    45,003,429
                                                                  --------------------- ----------------------------

                                                                         $ 64,527,607                  $ 45,899,617

The accompanying notes are an integral part of these consolidated financial statements.

                                    AMENDED


                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)

                                     Consolidated Statements of Loss and Deficit
                                                 (Expressed in Canadian Dollars)
                                                                     (Unaudited)


                                                        For  the Three Months Ended           For the Nine Months Ended

                                                                       September 30                        September 30

                                                            2003               2002             2003               2002
                                               ------------------ ------------------ ---------------- ------------------


General and Administrative Expenses


Accounting and auditing                                $  41,046          $  17,809        $ 130,759          $  62,932
Amortization                                               3,544              2,100            9,883              3,901
Consulting fees (Note 9)                                 897,673             74,039        1,044,181            440,171
Corporate relations                                      138,994             30,771          683,804            136,575
Legal                                                     97,433             53,761          363,617            226,167
Office services and expenses                              70,407             70,281          249,665            175,636
Shareholder reports and filing fees                       28,684              3,341          315,694             57,751
Transfer agent fees                                        4,254              1,748           19,120             22,778
Travel                                                    13,084             23,655           69,133            101,532
                                               ------------------ ------------------ ---------------- ------------------

                                                       1,295,119            277,505        2,885,856          1,227,443
Write-off of mineral properties and
 Deferred exploration costs                               45,881            155,509          107,389            345,335
                                               ------------------ ------------------ ---------------- ------------------

Loss from operations                                 (1,341,000)          (433,014)      (2,993,245)        (1,572,778)

Other Items:
     Foreign exchange gain (loss)                        219,706             41,896        (122,550)           (34,988)
     Interest income                                     131,295             89,043          571,123            135,787
     (Loss) gain on sale of capital assets               (1,091)                  -          (1,091)              3,031
                                               ------------------ ------------------ ---------------- ------------------


Net loss for the period                                (991,090)          (302,075)      (2,545,763)        (1,468,948)

Deficit accumulated, beginning of period            (15,602,117)       (12,460,375)     (14,047,444)       (11,293,502)

                                               ------------------ ------------------ ---------------- ------------------


Deficit accumulated, end of period                $ (16,593,207)     $ (12,762,450)    $(16,593,207)     $ (12,762,450)



Loss per share - basic and diluted             $          (0.03)        $   (0.01)   $         (0.08) $          (0.06)


Weighted Average Shares Outstanding                   31,655,385         26,670,735       31,009,824         24,404,352


The accompanying notes are an integral part of these consolidated financial statements.

                                    AMENDED

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)

                                           Consolidated Statements of Cash Flows
                                                 (Expressed in Canadian Dollars)
                                                                     (Unaudited)



                                                           For  the Three Months Ended         For the Nine Months Ended

                                                                          September 30                      September 30

                                                                  2003            2002             2003             2002
                                                      ----------------- --------------- ---------------- ----------------


Cash flows from operating activities

Net loss for the period                                    $ (991,090)      $(302,075)    $ (2,545,763)    $ (1,468,948)
Items not involving cash
       Amortization                                              3,544           2,100            9,883            3,901
       Write off of mineral properties and

            deferred exploration costs                          45,881         155,509          107,389          345,335
       Loss (gain) on sale of capital assets                     1,091               -            1,091          (3,031)
       Stock option compensation (Note 9)                      850,800               -          850,800          250,500

Net change in non-cash working capital balances
       Receivables                                           (142,049)       (181,281)        (419,863)        (213,337)
       Prepaid expenses                                            666        (18,742)           62,516            5,308
       Accounts payable and accrued liabilities              (265,137)         499,879           95,651          790,405
                                                      ----------------- --------------- ---------------- ----------------

                                                             (496,294)         155,390      (1,838,296)        (289,867)
                                                      ----------------- --------------- ---------------- ----------------
Cash flows from investing activities

       Mineral properties and exploration costs            (2,629,596)     (1,910,955)      (6,134,964)      (2,853,391)
       Purchase of capital assets                             (52,912)        (16,320)        (102,203)         (29,561)
       Proceeds on sale of capital assets                          200               -              200            5,352
       Redemption (purchase) of short term
       investments                                           2,710,061        (85,236)     (11,442,224)      (9,126,493)

                                                      ----------------- --------------- ---------------- ----------------


                                                                27,753     (2,012,511)     (17,679,191)     (12,004,093)

                                                      ----------------- --------------- ---------------- ----------------

Cash flows from financing activities
     Net proceeds on issuance of common shares               1,058,372         858,903       18,699,452       12,696,731


                                                             1,058,372           858,903      18,699,452       12,696,731

                                                      ----------------- --------------- ---------------- ----------------

Increase (decrease) in cash for the period                     589,831       (998,218)        (818,035)          402,771

Cash, beginning of period                                      823,919       1,876,125        2,231,785          475,136
                                                      ----------------- --------------- ---------------- ----------------

Cash, end of period                                        $ 1,413,750        $877,907      $ 1,413,750         $877,907


The accompanying notes are an integral part of these consolidated financial statements.

                                    AMENDED

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)

                                   Consolidated Statements of Mineral Properties
                                                  And Deferred Exploration Costs
                                                 (Expressed in Canadian Dollars)
                                                                     (Unaudited)



                                                        For  the Three Months Ended          For the Nine Months Ended

                                                                      September  30                       September 30


                                                             2003              2002             2003              2002
                                                  ---------------- ----------------- ---------------- -----------------

Mineral Properties                                       $  58,790        $  59,442       $  149,297        $  163,820
                                                   ---------------- ---------------- ---------------- -----------------

Exploration Costs


Assaying                                                   228,967          140,876          693,885           207,155
Aircraft charter                                            10,137           13,352           14,620            13,352
Amortization                                                15,561            6,869           30,882            14,769
Communication and delivery                                  39,078           15,141           87,140            45,020
Drilling and trenching                                   1,393,534        1,019,518        3,064,516         1,277,660
Engineering and feasibility study                          127,083                -          153,415                 -
Environmental                                                    -                -            5,800               985
Geophysical surveying and mapping                           27,380           25,265           80,424            60,032
Heavy equipment                                              5,421                -            5,421            10,073
Legal: mineral properties                                   11,754           18,501           22,388            27,069
Licences and recording fees                                181,833          261,370          364,473           466,889
Metallurgical                                               47,922                -          153,655                 -
Road building                                              108,845                -          129,204            39,090
Supplies                                                    58,769           25,431          158,495            80,307
Technical and professional services                        300,726          442,801          944,161           894,613
Other non-cash professional services (Note 9)            1,527,850                -        1,527,850           676,350
Travel                                                      29,357           37,987          108,070            88,369

                                                   ---------------- ---------------- ---------------- -----------------


                                                         4,114,217        2,007,111        7,544,399         3,901,733

                                                   ---------------- ---------------- ---------------- -----------------

Gross mineral properties and
deferred             exploration costs                   4,173,007        2,066,553       7,228,058          4,065,553
Less: costs paid by joint venturer                               -        (148,729)                -         (521,043)
                                                   ---------------- ---------------- ---------------- -----------------

Mineral properties and deferred
exploration costs during the period                      4,173,007        1,917,824        7,693,696         3,544,510

Balance, beginning of period                            39,191,147       31,547,584       35,731,966        30,110,724

Less:    Wirite - off of mineral properties and
deferred exploration costs                                (45,881)        (155,509)        (107,389)         (345,335)
                                                   ---------------- ---------------- ---------------- -----------------

Balance, end of period                                $ 43,318,273     $ 33,309,899     $ 43,318,273      $ 33,309,899


The accompanying notes are an integral part of these consolidated financial statements.

                                    AMENDED

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)

                                      Notes to Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                              September 30, 2003

1.   Basis of Presentation

     All figures as at and for the periods ended September 30, 2003 and 2002 are unaudited.

     The financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

     The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

     Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2.   Nature of Business

     These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3.   Segmented Information

     The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months and nine months ended September 30, 2003 and 2002.

4.   Short-term Investments

     The balance consists of the principal and accrued interest on redeemable term deposits maturing on February 6, 2004 and March 31, 2004. Interest income is earned at prime less 2.1%.

                                    AMENDED

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)

                                      Notes to Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                              September 30, 2003

5.   Mineral Properties and Deferred Exploration Costs



                                Mineral Properties   Deferred Exploration       September  30,   December 31, 2002
                                                                    Costs                 2003
   Mexico
   Dolores Property                   $ 10,733,329           $ 24,035,352         $ 34,768,681        $ 28,777,029
   Northern Sonora                         278,460              3,725,024            4,003,484           3,096,109
   La Reserva/El Correo                     77,961              1,971,503            2,049,464           1,954,868
   Other                                    76,967              1,210,214            1,287,181             790,862
                               -------------------- ---------------------- -------------------- -------------------

                                        11,166,717             30,942,093           42,108,810          34,618,868

   United States
   Nevada Properties                       323,953                885,510            1,209,463           1,113,098
                               -------------------- ---------------------- -------------------- -------------------

                                      $ 11,490,670           $ 31,827,603         $ 43,318,273        $ 35,731,966

6.   Capital Assets

                                ------------------- ---------------------- -------------------- -------------------
                                                                                       Net Book Value

                                                              Accumulated       September 30,         December 31,

                                              Cost           Amortization                2003                 2002
                                ------------------- ---------------------- ------------------- --------------------
   Exploration equipment                  $ 88,574               $ 37,751            $ 50,823             $ 14,637
   Office furniture and
      equipment                            174,546                 91,340              83,206               42,699
   Vehicles                                279,528                222,534              56,994               73,540
                                ------------------- ---------------------- ------------------- --------------------


                                          $542,648              $ 351,625            $191,023             $130,876


      Capital assets of the Company are segmented by geographical area as follows:

                                    September 30,  2003    December 31, 2002
                                    ---------------------- --------------------
           Mexico                      $38,482             $ 43,983
           United States                88,106               54,546
           Canada                       64,435               32,347
                                    ---------------------- --------------------
                                      $191,023             $130,876

                                    AMENDED


                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)

                                      Notes to Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                              September 30, 2003

7.   Capital Stock

     Authorized:  Unlimited common shares, no par value
      Issued:              Common shares

                                                                                  Issued                  Amount
                                                                  ----------------------- -----------------------

      Balance, January 1, 2003                                                28,411,737            $ 56,792,773

      Issued:

      For cash - private placement (net of issue

         costs of $ 1,184,993)                                                 2,587,500              16,927,507

      Exercise of warrants                                                       353,104                 494,345

      Exercise of stock options                                                  549,500               1,277,600
                                                                  ----------------------- -----------------------

      Balance, September  30, 2003                                            31,901,841            $ 75,492,225


      At September 30, 2003, the following stock options were outstanding:

                   -------------------- ---------------------------- --------------------------------------------

                                Number               Exercise Price                                  Expiry Date
                   -------------------- ---------------------------- --------------------------------------------

                               172,500                       $ 1.25                            December 22, 2003

                               285,000                       $ 1.10                                June 19, 2005

                                40,000                        $1.05                             December 7, 2005

                               245,000                       $ 1.50                             November 7, 2006

                               607,500                       $ 3.30                               April 17, 2007

                               970,000                       $ 6.45                            December 23, 2007

                                50,000                       $ 8.08                                 July 1, 2008

                               800,000                      $ 10.65                           September 26, 2008
                   --------------------

                             3,170,000


     On June 10, 2003 shareholders of the Company approved the Company's 2003 stock option plan.


     Subsequent to September 30, 2003, 35,000 options were exercised at a weighted average price of $ 4.33 for gross proceeds of $151,500.

8.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a) The Company was charged for administrative and geological services by a director and an officer for $87,352 for the three months ended September 30, 2003 (2002 - $115,606); $272,953 for the nine months ended September 30, 2003 (2002 - $271,712).
     b) The Company was charged for legal services by a director (in the prior year, by a law firm in which a director was a partner). The cost of these services was $ 16,400 for the three months ended September 30, 2003 (2002 - $52,585); $151,320 for the nine months ended September 30, 2003 (2002 - $245,430).

     Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

                                    AMENDED

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)

                                      Notes to Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                              September 30, 2003

9.   Stock-Based Compensation

     The Company accounts for all stock-based compensation issued to non-employees. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. On July 1, 2003, the Company granted 25,000 stock options at an option price of $ 8.08, which vested immediately and 25,000 stock options to vest in six months. On September 26, 2003, the Company granted 800,000 stock options at an option price of $10.65 to employees and certain consultants. The Company expensed $850,800 compensation costs for stock options granted to non-employees and capitalized $1,527,850 to mineral properties and deferred exploration costs. The combined amount of $2,378,650 was credited to contributed surplus. An additional amount of $746,400 relating to the fair value of stock options granted to employees is presented below as a proforma adjustment to net loss.

     Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:




                                                 Sept. 30, 2003    Dec. 31, 2002

                                                 --------------   --------------
      Risk-free rate                                  5%                 5%


      Dividend yield                                  0%                 0%
      Volatility factor of the expected market
        price of the Company's common shares         50%                45%
      Weighted average expected life of the
        options (months)                              30                 30


     The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees:

                                                          Three months ended                 Nine months ended

                                                     Sept 30, 2003     Sept 30, 2002   Sept 30, 2003   Sept 30, 2002

                                      -------------- ------------------------------------------------- -----------------


      Net loss for the period                              $(991,090)      $(302,075)    $(2,545,763)      $(1,468,934)

      Compensation expense relating to
       the fair value of employee stock options             (746,400)               -       (746,400)         (375,750)
                                      -------------- ------------------------------------------------- -----------------

      Pro forma net loss for the period                  $(1,737,490)      $(302,075)    $(3,292,163)      $(1,844,684)

                                      -------------- ------------------------------------------------- -----------------


      Pro forma net loss per share                          $  (0.05)       $  (0.01)      $   (0.11)        $   (0.08)

                                      -------------- ------------------------------------------------- -----------------


                                    AMENDED

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)

                                      Notes to Consolidated Financial Statements
                                                 (Expressed in Canadian Dollars)
                                                              September 30, 2003

10.  United States Generally Accepted Accounting Principles

     The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

     a)   Mineral Exploration Expenditures

          Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

     The impact of the above on the financial statements is as follows:


                                                                    September 30, 2003               September 30 2003
                                                         ------------------------------ -------------------------------

          Net loss per Canadian GAAP                                     $   (991,090)                  $  (2,545,763)
          Adjustments related to:
              Mineral exploration expenses                                 (4,127,126)                     (7,586,307)
                                                         ------------------------------ -------------------------------

          Net loss per US GAAP                                           $ (5,118,216)                  $ (10,132,070)
                                                         ------------------------------ -------------------------------
          Loss per share per US GAAP

             Basic and diluted                                                $ (0.16)                        $ (0.33)

                                                         ------------------------------ -------------------------------

                                                                   September 30, 2003                December 31, 2002
                                                         ------------------------------ -------------------------------

          Shareholders' equity per Canadian GAAP                           $63,535,768                   $ 45,003,429
          Adjustments related to:
             Mineral exploration expenses                                 (43,318,273)                    (35,731,966)
                                                         ------------------------------ -------------------------------

          Shareholders' equity per US GAAP                                 $20,217,495                    $ 9,271,463


                                    AMENDED

         MINEFINDERS CORPORATION LTD
         MANAGEMENT'S DISCUSSION AND ANALYSIS

         For the three months ended September 30, 2003 compared with the three months ended September 30, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002. All amounts are in Canadian dollars unless otherwise specified.

         Forward-looking Statements

         Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed listing of some of the risks and uncertainties facing the Company, please see the 2002 Form 10-KSB and 10-KSB/A filed by the Company with the Securities and Exchange Commission.

         All forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

         Introduction

         The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles
         (GAAP) (see Summary of Significant Accounting Policies and Note 1:
         Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (see Note 10). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. These statements are prepared by management without audit, except where noted.

         Business Conditions

         The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

         The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be favourable in the third quarter of 2003. The price for gold appreciated from a low of US$350 per ounce at the

                                    AMENDED

         beginning of the third quarter to approximately US$395 on November 13, 2003 and silver rose from US$4.56 to US$5.30 per ounce in that period. The price of gold has not reached this level since February, 1996.

         Operating Activities

         The Company recorded a net loss for the quarter ended September 30, 2003 of $1.0 million ($0.03 per share) compared with $0.3 million ($0.01 per share) in the third quarter of 2002, and for the nine month period ended September 30, 2003 of $2.5 million ($0.08 per share), compared with $1.5 million ($0.06 per share) in the same period of 2002. Administration costs were higher than the corresponding quarter of 2002 partially offset by higher interest income earned on cash balances and a positive foreign exchange adjustment. Expenditures on exploration were almost double the corresponding third quarter of 2002, up from $2.1 million to $4.2 million. The company has accounted for the value of stock options issued to non-employees, and as a result, the costs for administration and exploration are higher than comparable periods in 2002, as discussed below.

         Administration costs increased from $277,505 in the third quarter of 2002 to $1,295,119 in 2003 due to several factors, the most significant being an accrual for the value of share purchase options granted in July and September, 2003, of $850,800 allocated to administration costs and increase in corporate relations costs of $108,223. There were no share purchase options granted in the third quarter of 2002. Due to a strong gold market and investor interest in its developing Dolores Project, the company has committed to increased corporate relations expenditures in 2003 compared with 2002. Expenditures in the third quarter 2003, while higher than in 2002, are consistent with those incurred in the first two quarters of 2003.

         Interest income increased to $131,295 in the third quarter of 2003 (2002 - $89,043) due to a higher treasury balance throughout the third quarter of 2003 compared with 2002, mainly as a result of a brokered private placement of shares for net proceeds of $16.9 million in the first quarter of 2003. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. The Company does not engage in currency hedging activities at this time, and as such, is subject to gains and losses on monetary assets and liabilities when the Mexican Peso and the United States dollar fluctuate in value against the Canadian dollar. The company recorded a foreign exchange gain of $219,706 compared with a gain of $41,896 in 2002. There were no significant property write-downs in the period, nor in the comparable period in 2002. The Company will assess its work commitments at year end, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets to these financial statements.

         As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended September 30, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note
         10).

         Capital Resources and Liquidity

         The Company's financial condition continued to be strong in the third quarter of 2003. At September 30, 2003 the Company had working capital of $20.0 million, compared with a balance at September 30, 2002 of $9.5 million, and $9.1 million as at December 31, 2002.

         Financing was limited during the quarter; there was no private placement of common shares. The Company received $721,300 (2002 - $209,975) upon the exercise of 338,750 (2002 - 107,500) share purchase options. The company received $342,172 (2002 - $648,928) from the exercise of 244,409 (2002 - 577,909) share purchase warrants. Receivables increased during

                                    AMENDED

         the year, reflecting further accumulation of refundable Mexican sales tax on expenditures on the Dolores Property. The Company is currently seeking to expedite recovery of these amounts owing, and has engaged outside assistance in the process.

         In the third quarter of 2003, the Company substantially increased expenditures on its mineral properties to $4.2 million (2002 - $2.0 million). The 2003 expenditures include $1.5 million in non-cash share option compensation, recorded as the value of stock options granted during the quarter; there was no non-cash share option compensation recorded in 2002. Drilling and assaying made up over $1.6 million of the quarterly expenditure (2000 - $1.2 million) and is being directed to fill in gaps in the database along the strike and at depth in the Dolores deposit, to convert inferred resources into the measured and indicated resource categories. Expenditures in the third quarter of 2003 also reflected additional funding for feasibility work, including additional metallurgical and engineering work and road construction,

         Operations Review

         The Company continues to drill targets adjacent to the main zone of the Dolores deposit. On August 6, 2003, the Company announced additional drill results from the Dolores Project. Drilling continues to elevate inferred mineralization into the measured and indicated categories, as well as adding new mineralization to the deposit. Deep drilling to expand the underground potential is underway and will be reported when assays are available. Condemnation drilling was being permitted for plant, leach pad and tailings sites. The feasibility study is progressing with significant progress towards determining final processing methodology, optimal mine design, capital costs, operating costs, mine throughput rates and infrastructure upgrades required to build the mine.

         The Company also announced drilling results on its Northern Sonora properties on November 11, 2003, with encouraging results. At the La Bolsa project, a 20-hole drill program resulted in significant intercepts which were higher than the average grade of the existing resource. Drill results from other Northern Sonora projects were also reported and some follow-up holes are planned.

         Outlook

         The Company is adequately funded to carry out its planned exploration and development programs for the remainder of 2003. In 2004 the Company plans to release the results of its feasibility study on the Dolores Project, from which the Company intends to base its decision to construct a mine. Upon approval from the Board of Directors, the Company would source appropriate construction financing.

         On June 5, 2003, the Company announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes, some of which have been completed and reported. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties. Some exploration programs in the United States, which have previously been announced, may be deferred until the new year.

         The Canadian dollar closed the quarter near US$0.74 = CDN$1.00 (as at December 31, 2002 - $0.637), although it strengthened to $0.769 after the quarter. Future financial prospects of the Company may be affected to some extent by this appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and Mexican pesos.

                                    AMENDED

         Risks and Uncertainties

         The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

         /signed/
         Mark H. Bailey
         President and Chief Executive Officer

         /signed/
         Jon Morda
         Chief Financial Officer

         November 21, 2003

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Listed on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                              N E W S R E L E A S E
                                                               December 12, 2003

              Minefinders Completes CDN$44,000,000 Equity Financing

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal offering of common shares at CDN$ 11.00 a share. The financing was oversubscribed and realized gross proceeds of CDN$44,000,000.

A total of 4,000,000 shares were sold, which included the exercise in full of the underwriters' over-allotment option. The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns and including Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc., in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing was paid.

Subject to completion of a positive bankable feasibility study, the Company intends to apply approximately $30,000,000 of the net proceeds of the offering to commence mine construction at its 100% owned Dolores gold and silver project in Chihuahua State, Mexico.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

               Not for distribution to U.S. news wire services or
                       dissemination in the United States.

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

      Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer

                  Minefinders Corporation Ltd.
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3

Item 2.  Date of Material Change

                  December 12, 2003 (being the date of the news release).

Item 3.  Press Release

                  The Press Release dated December 12, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  Minefinders Corporation Ltd. announced the completion of its previously announced bought deal financing at CDN$11.00 per share.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Senior Officers

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  2288 - 1177 West Hastings Street
                  Vancouver, B.C. V6E 2K3
                  (604) 687-6263

Item 9.  Statement of Senior Officer

                  The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 12th day of December, 2003.

                                                    MINEFINDERS CORPORATION LTD.

                                                    Per:

                                                    /S/ "Paul C. MacNeill"
                                                    ----------------------------
                                                    Paul C. MacNeill
                                                    Director

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSE symbol: MFL                  Fax (604) 687-6267
Listed on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------

                              N E W S R E L E A S E
                                                               December 12, 2003

              Minefinders Completes CDN$44,000,000 Equity Financing

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal offering of common shares at CDN$ 11.00 a share. The financing was oversubscribed and realized gross proceeds of CDN$44,000,000.

A total of 4,000,000 shares were sold, which included the exercise in full of the underwriters' over-allotment option. The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns and including Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc., in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing was paid.

Subject to completion of a positive bankable feasibility study, the Company intends to apply approximately $30,000,000 of the net proceeds of the offering to commence mine construction at its 100% owned Dolores gold and silver project in Chihuahua State, Mexico.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

               Not for distribution to U.S. news wire services or
                       dissemination in the United States.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     December 12, 2003                  By:   /S/ "Paul C. MacNeill"
         -----------------                        ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director